Filed by Virgin Media Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a- 6 of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.

Commission File No.: 000-50886

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

May 20, 2013

Dear Stockholder:

We have previously mailed to you proxy materials (including the joint proxy statement/prospectus) in connection with the Special Meeting of Stockholders of Virgin Media Inc. (“VMED” or the “Company”), scheduled to be held on June 4, 2013.

The purpose of this special meeting is to consider and vote upon a proposal to adopt the merger agreement entered into between Liberty Global, Inc. and VMED, and certain other merger-related items. The merger agreement provides for the combination of Liberty Global, Inc. and VMED under a new parent company, to be called Liberty Global plc. In the merger, each outstanding share of VMED common stock will be exchanged for 0.2582 of a class A ordinary share of Liberty Global plc, 0.1928 of a class C ordinary share of Liberty Global plc and $17.50 in cash, without interest.

Before the merger can be completed, the stockholders of VMED must vote to adopt the merger agreement. According to our latest records, we have not received your voting instructions for this important special meeting.

The approval of holders of a majority of the outstanding shares of VMED common stock is required to complete the merger. Failure to vote your shares of common stock or an abstention will have the same effect as voting against the merger. Your vote is extremely important and I urge you to return your proxy for this important meeting.

Additional information about the merger is included in the joint proxy statement/prospectus. A copy of the proxy statement is available at http://investors.virginmedia.com.

On behalf of the VMED Board of Directors, thank you for your cooperation and continued support.

Sincerely,

/s/ James F. Mooney
James F. Mooney
Chairman

3 EASY WAYS TO VOTE

Help your Company avoid the expense of further solicitation by voting today. You may use one of the following simple methods to vote your shares:

1.              Vote by Telephone. Call the toll-free number listed on your voting instruction form. Have your control number listed on the voting instruction form ready and follow the simple instructions.

2.              Vote by Internet. Go to the website www.proxyvote.com. Have your control number listed on the voting instruction form ready and follow the simple instructions.

3.              Vote by Mail. Mark, sign, date and return your voting instruction form in the postage-paid return envelope provided.

PLEASE ACT TODAY TO VOTE YOUR SHARES

If you have any questions, or need additional assistance voting your shares, please contact our proxy solicitor, D.F. King & Co., Inc., at (800) 431-9633.

IMPORTANT ADDITIONAL INFORMATION REGARDING THE PROPOSED TRANSACTION HAS BEEN FILED WITH THE SEC:

Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC), which the SEC declared effective on May 1, 2013 and which includes a definitive joint proxy statement of Virgin Media Inc. and Liberty Global, Inc., and constitutes a prospectus of Liberty Global Corporation Limited. VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus has been sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/prospectus, and other relevant documents filed by Liberty Global Corporation Limited, Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov. The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations. Copies of documents filed by Liberty Global and/or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.